SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Sealed Air Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

81211K100

(CUSIP Number)

February 3, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81211K100

1.	Names of Reporting Persons. WRG Asbestos PI Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 18,000,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row 9 8.4%
12.	Type of Reporting Person (See Instructions) OO

With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 214,171,435 was used as the total amount of outstanding shares, which amount includes (a) the 196,171,435 shares of Common Stock of Sealed Air issued and outstanding as of October 31, 2013, as reflected in Sealed Air’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, and (b) the 18,000,000 shares of Common Stock issued to the WRG Asbestos PI Trust on February 3, 2014 as part of the First Amended Joint Plan of Reorganization for W. R. Grace & Co. and the other Debtors whose Chapter 11 cases are jointly administered under Case No. 01-01139-JKF in the United States Bankruptcy Court for the District of Delaware.

Item 1(a).	Name of Issuer:

Sealed Air Corporation, a Delaware corporation (“Sealed Air”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Riverfront Boulevard, Elmwood Park, New Jersey 07407-1033

Item 2(a).	Name of Person Filing:

WRG Asbestos PI Trust, a Delaware statutory trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o ARPC

1220 19th St., NW., Suite 700

Washington, D.C. 20036

Item 2(c).	Citizenship:

Reporting Person is a statutory trust formed under the laws of the state of Delaware.

Item 2(d).	Title of Class of Securities:

Common stock, par value $.10 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

81211K100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 18,000,000

(b)	Percent of class: 8.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 18,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 18,000,000

(iv)	Shared power to dispose or to direct the disposition of: 0

With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 214,171,435 was used as the total amount of outstanding shares, which amount includes (a) the 196,171,435 shares of Common Stock of Sealed Air issued and outstanding as of October 31, 2013, as reflected in Sealed Air’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, and (b) the 18,000,000 shares of Common Stock issued to the WRG Asbestos PI Trust on February 3, 2014 as part of the First Amended Joint Plan of Reorganization for W. R. Grace & Co. and the other Debtors whose Chapter 11 cases are jointly administered under Case No. 01-01139-JKF in the United States Bankruptcy Court for the District of Delaware.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: FEBRUARY 11, 2013

WRG ASBESTOS PI TRUST

/s/ HARRY HUGE
Harry Huge, Trustee

/s/ Lewis Sifford
Lewis Sifford, Trustee

/s/ Dean Trafelet
Dean M. Trafelet, Trustee

5